[redacted]

UNITED ST
SECURITIES AND EXCHA
Washington, D.

09058894

AB 3/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-37854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Calamos Financial Services LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2020 Calamos Court
(No. and Street)

Naperville	IL	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cristina Wasiak — 630.245.7200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive, 14th Floor	Chicago	Illinois	60601-5212
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Cristina Wasiak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Calamos Financial Services LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Cristina Wasiak
Title: Senior Vice President, CFO & Treasurer

Notary Public

OFFICIAL SEAL
MICHELLE CONFUORTO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/26/11

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Operations**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALAMOS FINANCIAL SERVICES LLC

Table of Contents

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditor's Report

The Member of
Calamos Financial Services LLC:

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 25, 2009

CALAMOS FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$108,179
Receivables:	
Affiliated funds	573,830
Affiliates	3,483,721
Securities owned	47,324,738
Prepaid expenses and other assets	76,922
Total assets	$51,567,390

Liabilities and Member's Capital

Payables:	
Brokers	$10,213,569
Affiliates	996,649
Accrued compensation and benefits expenses	2,152,465
Other accrued expenses	106,702
Total liabilities	13,469,385
Contributed capital	45,526,740
Accumulated losses	(7,428,735)
Total member's capital	38,098,005
Total liabilities and member's capital	$51,567,390

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Operations
Year ended December 31, 2008

Revenues:	
Distribution fees	$86,316,660
Administrative services fees	12,308,342
Commissions	1,675,426
Interest and dividends	757,645
Net realized and unrealized losses	(19,625,845)
	81,432,228
Expenses:	
Distribution expenses	84,570,348
Employee compensation and benefits	7,908,175
Administrative and technology services	2,316,559
Occupancy	1,638,809
Dues, licenses and fees	297,190
Other operating expenses	3,762,711
	100,493,792
Net loss	$ (19,061,564)

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2008

	Contributed capital	Accumulated earnings/(losses)	Total
Balance at December 31, 2007	$621,083	$11,627,903	$12,248,986
Net loss	—	(19,061,564)	(19,061,564)
Contributions received	45,000,000	—	45,000,000
Compensation expense recognized under stock incentive plans	(33,919)	—	(33,919)
Shares withheld to pay employee taxes on vesting under stock incentive plans	(60,424)	—	(60,424)
Dividend equivalent accrued under stock incentive plans	—	4,926	4,926
Balance at December 31, 2008	$45,526,740	$(7,428,735)	$38,098,005

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Cash Flows
Year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$(19,061,564)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Stock-based compensation	(33,919)
Employee taxes paid on vesting under stock incentive plans	(60,424)
Unrealized loss on securities owned	20,194,325
Net (increase) decrease in assets:	
Net receivables from affiliates	(1,125,418)
Receivables from affiliated funds	1,351,591
Securities owned	(32,154,102)
Prepaid expenses and other assets	(23,769)
Net increase (decrease) in liabilities:	
Payables to brokers	(9,660,573)
Accrued compensation and benefits	(4,704,404)
Other accrued expenses	(139,914)
Net cash used in operating activities	(45,418,171)
Cash flows from financing activities:	
Capital contribution received	45,000,000
Net cash provided by financing activities	45,000,000
Net decrease in cash	(418,171)
Cash at beginning of year	526,350
Cash at end of year	$108,179

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Notes to Financial Statements

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Holdings LLC (Holdings). Calamos Asset Management, Inc. (CAM) is the sole manager of Holdings and operates and controls all of the business and affairs of Holdings. The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, acts as the sole distributor of the Calamos open-end mutual funds (collectively the Funds). As such, the Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries. Additionally, the Company has been appointed distributor of Calamos Global Funds PLC, but has no requirement to perform actual distribution services. To facilitate distribution, the Company has entered into a series of sub distribution arrangements for the Calamos Global Funds PLC. Calamos Global Funds PLC is an Ireland-domiciled open-end umbrella company consisting of Undertakings for Collective Investment in Transferable Securities (UCITS), which are registered in the Republic of Ireland.

Securities Owned

Securities owned represent readily marketable securities that are valued at fair value, which is determined based upon market prices, with unrealized gains and losses included in the statement of operations. The Company records securities owned on a trade date basis.

Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Revenues

Distribution fees consist of Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares and are based on the average daily assets of the Funds. Commission revenues are recognized on settlement date. The use of settlement date rather than trade date does not have a material effect on the Company's financial statements. Administrative service fees are received for services provided to shareholders and prospective shareholders of the Funds. Net realized and unrealized gains and losses on securities owned are classified as net realized and unrealized loss in the statement of operations. Interest and dividends consists of interest earned on cash and cash equivalents and dividends earned on securities paying dividends, both of which are recognized when earned. Dividend income is recognized on the ex-dividend date.

Stock-Based Compensation

The Company participates in CAM's incentive stock plan that provides for grants of restricted stock unit (RSU) awards and stock option awards to officers and certain employees of the Company. RSUs are convertible on a one-for-one basis into shares of CAM's common stock. Stock option awards are made in shares of CAM's common stock. The Company estimates the fair value of the options as of the grant date using the Black-Scholes option-pricing model. The Company records compensation expense on a straight-line basis over the service period.

Taxes

The Company is organized as a single-member limited liability company and has no federal tax liability. State tax liabilities are determined under individual state nexus laws and were determined to be immaterial for presentation and disclosure purposes for the year ended December 31, 2008.

Use of Estimates in the Preparation of Financial Statements

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Related-Party Transactions

Holdings and certain of its affiliates share personnel, office space and equipment with the Company, whereby expenses and costs, which benefit each company, are allocated based on a management services agreement and are in accordance with the NASD Notice to Members 03-63, *Expense-Sharing Agreements*. Expenses allocated between the companies are included in the statement of operations. The following is a summary of these expenses for the year ended December 31, 2008:

Expenses allocated to the Company from Holdings and other affiliates:	
Occupancy	$1,638,809
Administrative and technology services	2,316,559
Other operating expenses	1,769,717
Total	5,725,085
Expenses allocated to Holdings and other affiliates from the Company:	
Compensation and benefits	3,590,278
Other operating expenses	1,014,896
Total	4,605,174
Net expenses allocated to the Company from Holdings and certain of its affliates	$1,119,911

The Company is party to an agreement with Calamos Advisors LLC (Advisors), whereby Advisors pays the Company for administrative services provided to existing and prospective shareholders of the Funds and for distribution services provided to Advisors, among other services and activities. The Company received $12,133,342 for administrative and distribution services from Advisors during the year ended December 31, 2008.

The Company is party to a non-recourse agreement with Advisors to sell and transfer, outright all of its rights, title and interest in certain fee payments to Advisors. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c)

contingent deferred sales charges on Class A, Class B and Class C shares of the Funds. In exchange for fees identified above, Advisors agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large purchase order net asset value privilege; (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; and (d) other various amounts as agreed upon from time to time. For the year ended December 31, 2008, Advisors paid $7,732,265 for fee payments on A, B and C fund share sales in accordance with the terms of the non-recourse agreement.

The Company is the distributor for the Funds. For the year ended December 31, 2008, the Company earned $86,316,660 of distribution fees from the Funds that are not subject to the above mentioned agreement with Advisors. These distribution fees are generally paid to brokers and other financial intermediaries and are reported as distribution expenses in the statement of operations. Commission revenue of $1,675,426 represents front-end sales charges earned from the sale of shares of the Funds for the year ended December 31, 2008. Expenses and costs paid by the Company on behalf of the Funds are billed to the Funds. Uncollected commissions and distribution fees due from the Funds at December 31, 2008 were $573,830.

From time to time, other receivables and liabilities occur in the ordinary course of business between the Company and its affiliates. At December 31, 2008, the Company had receivables due from various affiliates of $3,483,721 and payables to various affiliates of $996,649.

(3) Securities Owned

At December 31, 2008, securities owned at fair value consist of the following:

Money market funds	$14,522,689
Calamos mutual funds	32,671,086
Common stock	130,963
	$47,324,738

(4) Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value and requires additional disclosure regarding fair value measurement. The implementation of SFAS 157 has no effect on the Company's financial position or results of operations.

SFAS No. 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1 – observable inputs such as quoted prices in active markets; Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3 – unobservable inputs in which there is little or no market data, and require the reporting entity to develop its own assumptions. At December 31, 2008, the Company did not have any positions in Level 2 or Level 3 securities. For assets recorded at fair value, the Company uses a market approach.

The following provides the hierarchy of inputs used to derive the fair value of the Company's securities as of December 31, 2008.

		Fair Value Measurements at Reporting Date Using		
Description	**December 31, 2008**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities owned (note 4)	$47,324,738	$47,324,738	$ —	$ —
Total	$47,324,738	$47,324,738	$ —	$ —

(5) Payable to Brokers

At December 31, 2008, the Company had payments due to brokers and other financial intermediaries for 12b-1 distribution and services fees in the amount of $10,213,569.

(6) Profit Sharing Plan

The Company contributes to a defined-contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of the Company and are primarily invested in the Funds. For the year ended December 31, 2008, the Company recorded expense for the contributions to the PSP Plan in the amount of $698,935. This expense is included in employee compensation and benefits on the statement of operations.

(7) Stock-Based Compensation

Under CAM's incentive compensation plan, which is designed to retain key employees, certain employees of the Company receive stock based compensation comprised of RSUs and stock options. A total of 10,000,000 shares of CAM's common stock may be granted under the plan. CAM may use treasury shares, issue new shares or purchase shares of its Class A common stock upon the exercise of stock options and upon the conversion of RSUs.

RSUs entitle each recipient to receive a share of CAM's Class A common stock and a dividend equivalent to the actual dividends declared on the CAM's Class A common stock. Unlike stock options, RSUs are granted with no strike price and, therefore, the Company receives no proceeds when the RSUs vest. These awards, including accrued dividends, generally vest between four and six years after the grant date and are expensed on a straight line basis over the vesting period. During 2008, there were 39,381 RSUs with an estimated fair value of $779,350 awarded to employees of the Company. A summary of the RSU activity for the year ended December 31, 2008 is as follows:

	Shares	Weighted Average Fair Value of RSUs Granted
Outstanding at December 31, 2007	28,583	$26.59
Transferred in, net	—	—
Granted	39,381	19.79
Forfeited	(40,208)	23.51
Exercised upon vesting	(5,514)	18.00
Outstanding at December 31, 2008	22,242	$22.26

At December 31, 2008, the Company had 22,242 RSUs outstanding with a weighted average remaining contractual life of 4.8 years and an aggregate intrinsic value of $164,591. The aggregate intrinsic value and the fair value of RSUs vested and exercised during 2008 was $164,207.

During 2008, 5,514 RSUs were exercised and, after 2,029 units were withheld for taxes, 3,485 RSUs were converted, on a one-for-one basis, for shares of CAM's Class A common stock. The total intrinsic value and fair value of the converted shares and shares withheld for taxes were $103,783 and $60,424 respectively.

Stock options entitle each recipient to purchase a share of CAM's Class A common stock in exchange for the stated exercise price upon vesting of each award. Under the plan, the exercise price of each option, which has a 10-year life, equals the market price of CAM's stock on the date of grant. These awards vest between four and six years after the grant date. The fair value of the award is expensed on a straight line basis over the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value of options granted during 2008 was $6.53 per option, using a dividend yield of 2.27%, expected volatility of 35%, a risk-free interest rate of 3.3% and an expected life of 7.5 years. During 2008, there were 118,143 stock options with an estimated fair value of $771,474 awarded to employees of the Company. A summary of the stock option activity for the year ended December 31, 2008 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2007	69,207	$28.64
Transferred out, net	—	—
Granted	118,143	19.79
Forfeited	(120,624)	23.51
Exercised	—	—
Outstanding at December 31, 2008	66,726	$22.26

At December 31, 2008, the Company had 66,726 stock options outstanding with a weighted average remaining contractual life of 8.7 years and no aggregate intrinsic value. No stock options granted under this plan were exercisable as of December 31, 2008.

In connection with the RSUs and stock options, the Company recorded a reduction in compensation expense of $33,919 during 2008 as a result of awards forfeited. At December 31, 2008, approximately $881,000 of total unrecognized compensation expense related to nonvested stock option and RSU awards is expected to be recognized over a weighted-average period of 4.7 years.

(8) Concentration Risk

Approximately 47% and 23% of the Company's non-investment related revenue for the year ended December 31, 2008 was derived from services provided to the Calamos Growth Fund and the Calamos Growth and Income Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense is largely dependent on the level of assets under management in numerous individual shareholder accounts.

(9) Regulatory and Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $897,959 at December 31, 2008, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. At December 31, 2008, the Company's net capital was $26,240,485, which was $25,342,526 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 0.51-to-1.

Schedule I

CALAMOS FINANCIAL SERVICES LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Computation of net capital:	
Total member's capital	$ 38,098,005
Deduct:	
Nonallowable assets:	
Receivable from affiliate	3,483,721
Rule 12b-1 receivables from affiliates	6,296
Prepaid expenses and other assets	76,922
Haircuts on securities positions	8,290,581
Total deductions	11,857,520
Net capital	26,240,485
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	897,959
Net capital in excess of requirement	$ 25,342,526
Aggregate indebtedness – accounts payable, accrued expenses and other liabilities	$13,469,385
Ratio of aggregate indebtedness to net capital	0.51:1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008 filed by Calamos Financial Services LLC in its Form X-17A-5 with Financial Industry Regulatory Authority, Inc. on January 27, 2009.

The Company is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including Information Relating to the Possession or Control Requirements under Rule 15c3-3. The Company operates primarily with the purpose of distributing mutual fund shares and does not hold customer funds or safekeep customer securities.

See accompanying independent auditors' report.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Member of
Calamos Financial Services LLC:

In planning and performing our audit of the financial statements of Calamos Financial Services LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 25, 2009

KPMG

CALAMOS FINANCIAL SERVICES LLC

Financial Statements and Schedule

December 31, 2008

(With Independent Auditors' Report Thereon)